Exhibit 4.02

AMENDED AND RESTATED NOTE

$30,000,000.00	Charlotte, North Carolina
April 28, 2005

For value received, OUTBACK STEAKHOUSE, INC., a Delaware corporation (the “Borrower”), promises to pay to the order of WACHOVIA BANK, NATIONAL ASSOCIATION (the “Bank”), for the account of its Lending Office, the principal sum of THIRTY MILLION and No/100 Dollars ($30,000,000.00), or such lesser amount as shall equal the unpaid principal amount of each Advance made by the Bank to the Borrower pursuant to the Credit Agreement referred to below, on the dates and in the amounts provided in the Credit Agreement. The Borrower promises to pay interest on the unpaid principal amount of this Note on the dates and at the rate or rates provided for in the Credit Agreement. Interest on any overdue principal of and, to the extent permitted by law, overdue interest on the principal amount hereof shall bear interest at the Default Rate, as provided for in the Credit Agreement. All such payments of principal and interest shall be made in lawful money of the United States in Federal or other immediately available funds at the office of Wachovia Bank, National Association, 10 South Jefferson Street, VA7391, Roanoke, Virginia 24011 or such other address as may be specified from time to time pursuant to the Credit Agreement.

All Advances made by the Bank, the respective maturities thereof, the interest rates from time to time applicable thereto and all repayments of the principal thereof shall be recorded by the Bank and, prior to any transfer hereof, endorsed by the Bank on the schedule attached hereto, or on a continuation of such schedule attached to and made a part hereof; provided that the failure of the Bank to make, or any error of the Bank in making, any such recordation or endorsement shall not affect the obligations of the Borrower hereunder or under the Credit Agreement.

This Note is the Note referred to in the Credit Agreement dated as of April 27, 2004 between the Borrower and Wachovia Bank, National Association as amended by that certain First Amendment to Credit Agreement dated April 28, 2005 (as the same may be amended or modified from time to time, the “Credit Agreement”). Terms defined in the Credit Agreement are used herein with the same meanings. Reference is made to the Credit Agreement for provisions for the prepayment and the repayment hereof and the acceleration of the maturity hereof. This Note is being issued in exchange for (and replaces) the Note of the Borrower payable to the order of Wachovia Bank, National Association dated April 27, 2004, in the stated principal amount of $20,000,000.00.

The Borrower hereby waives presentment, demand, protest, notice of demand, protest and nonpayment and any other notice required by law relative hereto, except to the extent as otherwise may be expressly provided for in the Credit Agreement.

The Borrower agrees, in the event that this Note or any portion hereof is collected by law or through an attorney at law, to pay all reasonable costs of collection, including, without limitation, reasonable attorneys’ fees.

IN WITNESS WHEREOF, the Borrower has caused this Note to be duly executed under seal, by its duly authorized officer as of the day and year first above written.

OUTBACK STEAKHOUSE, INC.

By:	/s/ Robert S. Merritt	(SEAL)
Robert S. Merritt, Treasurer

Documentary stamp tax in the maximum
amount required by Florida Statutes, Section
201.08(2)(a) has been paid.

STATE OF FLORIDA )
COUNTY OF )

THE FOREGOING INSTRUMENT was acknowledged before me this 28th day of April, 2005, by ROBERT S. MERRITT, as Treasurer of OUTBACK STEAKHOUSE, INC., a Delaware corporation, on behalf of the corporation. He is personally known to me.

Print Name:
Notary Public - State of Florida
My Commission Expires:
My Commission No.:

Note (cont’d)
ADVANCES AND PAYMENTS OF PRINCIPAL

		Amount	Amount of
	Interest	of	Principal	Maturity	Notation
Date	Rate	Loan	Repaid	Date	Made By